Exhibit 99.1

ParaZero Receives Order from a Defense Entity for its Counter Drone Technology

Kfar Saba, Israel, Aug. 18, 2025 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (the “company” or “ParaZero”), an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry, today announced that it has received a purchase order for its advanced Counter-Unmanned Aerial Systems (C-UAS) solution from a defense entity. This is another achievement for ParaZero in its continued expansion into the defense market and the rapidly growing counter-drone market specifically. According to recent market research, the global anti drone market size was valued at $2.4B in 2024. The market is projected to grow from $3.1B in 2025 to $12.24B by 2032, exhibiting a CAGR of 21.62% during the forecast period.

Meeting the Evolving Threat Landscape

With drones becoming a major security concern for military and non-military organizations, ParaZero's cutting-edge C-UAS solution offers a drone neutralization system. This technology provides essential protection for critical infrastructure, sensitive military operations, and public spaces while also ensuring minimal disruption while neutralizing aerial threats.

“Securing another order from a prestigious defense organization is a strong testament to the trust in our technology,” said Ariel Alon, CEO of ParaZero Technologies. “We believe that our C-UAS solutions address the growing demand for highly effective drone mitigation systems, and that this new order reflects our commitment to providing the highest level of safety and security to our clients.”

About ParaZero Technologies

ParaZero Technologies Ltd. (Nasdaq: PRZO) is an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry. Founded in 2014 by aviation professionals and drone industry veterans, ParaZero is a recognized leader in advanced drone technologies, supporting commercial, industrial, and governmental operations worldwide. The company’s product portfolio includes SafeAir, an autonomous parachute recovery system designed for aerial safety and regulatory compliance; DefendAir, a counter-UAS net-launching platform for protection against hostile drones in both battlefield and urban environments; and DropAir, a precision aerial delivery system. ParaZero’s mission is to redefine the boundaries of aerial operations with intelligent, mission-ready systems that enhance safety, scalability, and security. For more information, visit https://parazero.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, ParaZero is using forward-looking statements when it discusses its continued expansion into the defense market, the rapidly growing counter-drone market, its belief that its C-UAS solutions address the growing demand for highly effective drone mitigation systems and its commitment to providing the highest level of safety and security to its clients. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 21, 2025. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations
michal@efraty.com